Mail Stop 4561

May 19, 2008

Michael P. Gallagher
Vice President – Chief Accounting Officer
Camden Property Trust
3 Greenway Plaza, Suite 1300
Houston, TX 77046

>   **Re: Form 10-K for Fiscal Year Ended December 31, 2007**
>   **Form 10-Q for Fiscal Quarter Ended March 31, 2008**
>   **File No. 001-12110**

Dear Mr. Gallagher:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year ended December 31, 2007

Financial Statements and Notes

Note 2 - Summary of Significant Accounting Policies and Recent Accounting Pronouncements, page, F-7

1.   The note indicates that you consolidate joint ventures that are not variable interest entities when you exercise control over major operating decisions through substantive participating rights. Since EITF 04-5 is addressing the situation of when a general partner is precluded from consolidating a partnership because of the substantive participating rights held by the limited partners, it presumably is

not your GAAP basis for consolidating these partnerships. Please clarify to us how you have determined that consolidation of these partnerships is appropriate under SOP 78-9 or other applicable literature.

2.   Please provide us with a more specific description of how the company applies the partial sale provisions of SFAS 66 when the company contributes property to a joint venture in which it holds or receives an ownership interest, such as that described in Note 7, and in situations when a joint venture in which the company sells property to an affiliated unconsolidated joint venture, such as that described in Note 8. Show us how you propose to revise this accounting policy in future filings. In addition, clarify to us how the $91.5 million gain on partial sale of nine properties in 2006 was determined. Your response should include the percentage ownership the company held in the affiliated joint venture and other relevant facts that determined the amount of the gain to be recognized on the partial sale.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

▪   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

▪   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

▪   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3498 if you have questions.

Sincerely,

Linda VanDoorn
Senior Assistant Chief Accountant